U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-40147 CUSIP NUMBER 74760R303 74760R113

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

QualTek Services Inc.

Full Name of Registrant

Roth CH Acquisition III Co.

Former Name if Applicable

475 Sentry Parkway E, Suite 200

Address of Principal Executive Office (Street and Number)

Blue Bell, PA 19422

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

QualTek Services Inc., a Delaware corporation (formerly named Roth CH Acquisition III Co. (“ROCR”)) (the “Company”), is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) due to the timing of the previously announced business combination (the “Business Combination”) with QualTek HoldCo, LLC, a Delaware limited liability company (formerly named BCP QualTek HoldCo, LLC) (“Legacy QualTek”), which was consummated on February 14, 2022, and which requires a substantial amount of resources and procedures in connection therewith. As a result, additional time is required to finalize ROCR’s financial statements and related disclosures to be filed as part of the 2021 Form 10-K. The Company plans to file the 2021 Form 10-K with the Securities and Exchange Commission as soon as practicable and within the fifteen calendar day period provided by Rule 12b-25 for delayed filings.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Adam Spittler (Name)	(484) (Area Code)	804-4585 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was incorporated on February 13, 2019. As of December 31, 2020, the Company had not yet commenced operations. For the year ended December 31, 2020, the Company had a net loss of $975, which consisted of general and administrative expenses of $975.

On March 5, 2021, the Company consummated its initial public offering (the “IPO”) of 11,500,000 units at a price of $10.00 per unit, including the full exercise of the underwriters’ option to purchase additional units to cover over-allotments, generating gross proceeds to the Company of $115,000,000.

As of December 31, 2021, the Company had neither engaged in any operations (other than searching for a business combination after the IPO) nor generated any revenues. The Company’s only activities from February 13, 2019 through December 31, 2021 were organizational activities, completion of the IPO and the evaluation of possible business combinations.

On February 14, 2022, the Company and Legacy QualTek consummated the Business Combination. The 2021 Form 10-K will include information with respect to ROCR, including ROCR’s audited financial statements, for periods prior to the consummation of the Business Combination.

Because the Company has not completed ROCR’s financial statements due to the reasons provided above, the Company is unable to provide a reasonable estimate of ROCR’s results of operations for the period ended December 31, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in ROCR’s results of operations for the period ended December 31, 2021.

This notice contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, earnings outlook and prospects of QualTek and the timing of the filing of the 2021 Form 10-K. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of QualTek and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by QualTek. Should one or more of the risks or uncertainties materialize or should any of the assumptions made by the management of QualTek prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

QUALTEK SERVICES INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2022	By:	/s/ Christopher S. Hisey
Christopher S. Hisey
Chief Executive Officer